February 23, 2007

Tia Jenkins
U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE
Washington, DC 20549-3561

Re:          G/O Business Solutions, Inc., a Colorado corporation (the “Company”)
    Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
File No. 000-24688

Dear Ms. Jenkins:

Pleased find below the Company’s response to your comment letter dated February 13, 2007. In addition, please find attached the proposed amended sections of Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006. The paragraphs containing these revisions have also been marked with the standard and tags. If possible, the Company would request to obtain your feedback prior to the Company filing this amended Form.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006

1.	The disclosure under Note 3 of the financial statements has been revised to clarify the effect of the error correction on each financial statement line item and any per-share amounts effected.

2.
The disclosure under Item 3 of 10-QSB/A has been revised to discuss our officers’ conclusion that the material restatement was not due to any deficiencies in the Company’s disclosure controls and procedures.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

3.
In the reorganization with SH Celera Capital Corporation (“SH Celera”), SH Celera assumed $65,000 of the Company’s debt upon the close of the transaction on August 15, 2006. See item # 4 below displaying the journal entry used to record this transaction. SH Celera directly paid the Company’s vendors the assumed debt amount in the following increments: $25,000 on August 23, 2006, $20,000 on September 21, 2006, and $20,000 on November 2, 2006. Regarding the $50,000 working capital owed by SH Celera to the Company in association with the reorganization, as of September 30, 2006, the Company owed SH Celera the sum of $44,678, composed of the following: 1) $40,832 representing two months (August and September 2006) of expenses associated with the Facilities, Administrative, & Operating Services (“FA&OS”) Agreement between the Company and SH Celera. The FA&OS Agreement is cited in the Company’s Form 8-K filed on August 15, 2006 regarding the reorganization. 2) $3,846 for various expenses that SH Celera had paid on behalf of the Company (not included in the $65,000 assumed debt) during the quarter ended September 30, 2006. The $50,000 working capital owed to the Company less the $44,678 owed by the Company to SH Celera were netted out to $5,322, which was disclosed as “Due from Related Party” on the Company’s balance sheet as of September 30, 2006. The amount had not been paid as of September 30, 2006, as it was relatively immaterial. On December 20, 2006, SH Celera paid the Company $43,712.65, representing the $50,000 working capital less the expenses SH Celera had paid on behalf of the Company as of December 20, 2006 (an additional $2,442 of expenses had been paid by SH Celera on behalf of the Company in October 2006). Also on December 20, 2006, the Company paid SH Celera the $40,832 owed to Celera for two months of the FA&OS Agreement.

4.
Regarding the stock payable to SH Celera for 17,300,744 shares valued at $140,200, the Company engaged a third party valuation firm to provide an analysis to estimate the value of the Company prior to the issuance of these shares to SH Celera. Please find the analysis attached hereto. It would appear the $0.0008 per share value is more representative of the Company’s value as of the reorganization date, as the Company was a shell with no operations on that date. In addition, the Company’s stock has been very thinly traded over the last year. The reorganization transaction was recorded as follows: debit to Accounts Payable of $65,000, debit to Due from Related Party of $50,000, debit of stock-based compensation expense to General & Administrative Expenses of $25,500 (represents the difference between the fair value of shares issued to SH Celera and the liabilities assumed and cash owed by SH Celera), and credit to Stock Payable of $140,200. This journal entry is summarized in Note 3 to the financial statements in the filing. On November 22, 2006, the Company issued the 17,300,744 shares to SH Celera, thereby eliminating the stock payable amount. Regarding the issue of displaying the financial statements of SH Celera, as of September 30, 2006, SH Celera had not issued any shares of SH Celera to the Company as of September 30, 2006. As you are aware, in a typical reverse merger, the private company becomes a wholly-owned subsidiary of the public company, thereby creating the need to consolidate the two entities for financial statement reporting going forward. However, in this scenario, SH Celera is the privately owned parent company of the Company. The Company is a majority-owned subsidiary and does not have any ownership of SH Celera as of September 30, 2006. In accordance with the reorganization, SH Celera is obligated to issue 5% of SH Celera’s common stock to the Company contingent upon the Company successfully raising $2.5 million in capital and becoming listed on the AMEX. This obligation is disclosed in Note 3 to the financial statements in the filing. Neither of these events triggering the issuance of SH Celera shares to the Company have occurred as of the date of this response letter.

Please contact me with any additional comments or questions you may have. You may fax any correspondence to (972) 767-3370. You may also call me at (469) 233-6258.

Regards,

/s/ Brian E. Rodriguez
Brian E. Rodriguez
President & Treasurer